

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2017

Via E-mail
Stuart B. Burgdoerfer
Executive Vice President
L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

> **Re:** **L Brands, Inc.**
> **Form 10-K**
> **Filed March 18, 2016**
> **File No. 001-08344**

Dear Mr. Burgdoerfer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining